SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/22/13


1. NAME OF REPORTING PERSON
Brooklyn Capital Management, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,575,940

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,575,940
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,575,940  (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.67%

14. TYPE OF REPORTING PERSON

IA, IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed April 2, 2013.This amendment is filed in order to correct the number (and percentage) of shares deened to be beneficially held by the Reporting Persons on the date the initial schedule 13D was filed.
Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the S-1/A filed on March 21, 2013, there were 20,539,875 shares outstanding as of March 21, 2013. The percentage set forth herein was derived using such number. BCM, Phillip Goldstein, Andrew Dakos and Steven Samuels are deemed to be the beneficial owner of 1,575,940 shares of HTWO (or 7.67% of the outstanding shares) solely by virtue of BCM's power to direct the vote of, and dispose of, these shares. These 1,575,940 shares of HTWO are also beneficially owned by clients of BCM. The Reporting Persons disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(b) BCM has sole power to dispose of and vote the 1,575,940 shares. Messrs. Goldstein, Dakos and Samuels are control persons of BCM.


c) Since the last filing on 4/2/13 no additional shares of HTWO have been purchased.



d) Clients of BCM are entitled to receive any dividends or sales proceeds.

e) NA




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/29/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

BROOKLYN CAPITAL MANAGEMENT, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.